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Number: 3235-0518
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UNITED STATESSECURITIES AND EXCHANGE

COMMISSIONWashington, D.C. 20549

Form CB


TENDER OFFER/RIGHTS OFFERING NOTIFICATION
FORM(AMENDMENT NO. 76648.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:Securities Act

Rule 801 (Rights Offering)[X]
Securities Act Rule 802 (Exchange Offer)[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)[ ]

Filed or submitted in paper if permitted by Regulation
S-T Rule 101(b)(8) [ ]Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party thatis not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.



FAC PROPERTYS LLC.
Name of Subject Company


New York.
Jurisdiction of Subject Companys Incorporation or
Organization


Ferris A Christian
Name of Persons Furnishing Form


FAC PROPERTYS LLC, Common Stock.
Title of Class of Subject Securities


30190F 103
CUSIP Number of Class of Securities.


Ferris A Christian
1041 East 216th Street
Bronx New York 10469.
(347) 947-4770.

Name, Address including zip code
and Telephone Number
including area code of Persons
Authorized to Receive Notices and
Communications on Behalf of Subject Company


Sep 15, 2014.
Date Tender Offer/Rights Offering Commenced

An agency may not conduct or sponsor,
and a person is not required to respond to, a collection ofinformation unless it displays a currently valid control number. Any member of the public may direct tothe Commission any comments concerning the accuracy of this burden estimate and any suggestions forreducing this burden. This collection of information has been reviewed by OMB in accordance with theclearance requirements of 44 U.S.C. 3507.

Persons who respond to the collection of

information contained
SEC 2560 (12-08)in this form are not required to respond unless the form displaysa currently valid OMB control number.



Ferris A Christian C/E/O. Nov 06.2014.
(Signature)(Name and Title Date